EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended			Years Ended
	September 30,			December 31,
	2014		2013	2013	2012	2011	2010	2009
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$1,675		$1,751	$2,055	$2,011	$2,384	$2,616	$2,636
(Income) Loss from Equity Investees, net of Distributions	—		(5)	(7)	9	(4)	(19)	(25)
Fixed Charges	335	—	345	458	479	522	571	600
Capitalized Interest	(10)		(12)	(16)	(19)	(14)	(67)	(45)
Preferred Securities Dividend Requirements of Subsidiaries	—		—	—	—	—	(2)	(6)
Total Earnings	$2,000		$2,079	$2,490	$2,480	$2,888	$3,099	$3,160
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$320		$333	$442	$465	$509	$555	$581
Interest Factor in Rentals	15		12	16	14	13	14	13
Preferred Securities Dividend Requirements of Subsidiaries	—		—	—	—	—	2	6
Total Fixed Charges	$335		$345	$458	$479	$522	$571	$600

Ratio of Earnings to Fixed Charges	5.97		6.03	5.44	5.18	5.53	5.43	5.27

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.